Exhibit 99.1

MoneyHero Group Reports Fourth Quarter and Full Year 2023 Results

Fourth quarter revenue of US$26.4 million, up 53% Year-Over-Year

Full year revenue of US$80.7 million, up 18% Year-Over-Year

SINGAPORE – April 29, 2024 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced financial results for its fourth quarter and full year ended December 31, 2023.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated: “In a landmark quarter that capped off a monumental year for the business, MoneyHero not only reinforced its market leadership in Asia’s leading financial hubs of Singapore and Hong Kong, but also continued to capture significant market share away from our closest competitors, further establishing MoneyHero as the preferred consumer finance platform for top banks, as well as insurance partners across Greater Southeast Asia. Our focus on expanding insurance offerings, starting with travel insurance, has significantly increased direct purchases from our platform. This not only improves the user experience and engagement, but also our unit economics, enabling us to offer a wider range of relevant insurance products. As a result, our insurance revenue more than doubled this past year, underlining our growing focus on this rapidly expanding market. Beyond our core businesses and legacy markets, our progress in the Philippines was also especially remarkable, with revenue increasing 64% year-over-year in the fourth quarter, showcasing our ability to scale and appeal broadly across the emerging region. Additionally, Creatory, our innovative B2B2C platform, showed solid performance over the past year and now contributes to more than 17% of our group revenue, up from 12% last year. This reflects the strength of our diversified business model and our adeptness at quickly capitalizing on evolving digital content trends.”

“Importantly, we ended 2023 by upgrading most of our leading comparison channels to a more advanced technology platform which also consolidated our comprehensive data into a streamlined system, enhancing both operational efficiency and user experience. As we look ahead in 2024 and beyond, our strategic direction is concentrated on four fundamental pillars: 1) Best Site—enhancing our platform to become the most user-friendly destination for customers, improving user journeys and tools; 2) Operational Efficiency—we are streamlining workflows, reducing manual operations, and increasing value for stakeholders through automation and stronger utilization of our integrated data platform; 3) Insurance—just as we have done with our personal finance offerings, we aim to become the premier choice in Greater Southeast Asia in helping consumers identify and acquire any general insurance product, broadening our range and simplifying the acquisition process for our customers; 4) Shareholder Value—following our public listing in 2023, MoneyHero is now an organization with a relentless dedication to building trust for our shareholders, and ultimately, working hard to drive value for them every day. Building off an accomplished year in 2023, we are now more than ever better positioned for the future, backed by a world-class platform, elevated technology and user offerings, and stronger access to capital than any of our peers. I am proud to announce these results and look forward to the remainder of 2024 and beyond.”

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, added: “MoneyHero delivered 18% year-over-year revenue growth in 2023, while improving Adjusted EBITDA loss to US$(6.8) million down from $(15.6) million in 2022. In the fourth quarter, we successfully completed our deSPAC transaction, raising capital to support our aggressive growth strategy and continue expanding our market share across Greater Southeast Asia. As of December 31, 2023, we had a debt-free balance sheet with US$68.6 million in cash, making MoneyHero by far the best capitalized player in its space. Fueled by this capital position and our dominant existing footprint, MoneyHero is focused on expanding its market leadership position through both organic and M&A initiatives. This strategy has already begun to show positive results with Q4 2023 revenue increasing 53% year-over-year.”

Fourth Quarter 2023 Financial Highlights

●	Revenue increased by 53% year-over-year to US$26.4 million in the fourth quarter of 2023

-	Online financial comparison platforms revenue increased 44% year-over-year to US$21.8 million

-	Creatory, MoneyHero’s B2B business, revenue increased by 117% year-over-year and contributed to 17% of Group revenue in the fourth quarter of 2023, as compared to 12% in the prior year period

●	Revenue by markets:

-	Singapore revenue increased 94% year-over-year to US$12.1 million in the fourth quarter, with the strongest growth coming from the credit cards and insurance verticals

-	Hong Kong revenue increased 46% year-over-year to US$8.4 million in the fourth quarter, with the strongest growth coming from the credit cards and insurance verticals

-	Philippines revenue increased 64% year-over-year to US$3.9 million in the fourth quarter, with the strongest growth achieved in the credit cards vertical

-	Taiwan revenue decreased 22% year-over-year to US$2.0 million in the fourth quarter due to paused product offerings for certain key clients; however, the situation improved in the fourth quarter, with revenue increasing 103% from the third quarter of 2023

●	Revenue from insurance products increased by 106% year-over-year to US$1.9 million in the fourth quarter of 2023, contributing 7.3% of Group revenue, as compared to 5.4% in the prior year period

●	Adjusted EBITDA loss increased to US$(4.6) million from US$(2.5) million in the fourth quarter of 2023, driven primarily by increased investment into marketing and customer acquisition as part of the Company’s strategy to expand market share and increase brand awareness

Full Year 2023 Financial Highlights

●	Revenue increased by 18% year-over-year to US$80.7 million for the full year of 2023, with a significant acceleration of revenue growth achieved in the second half of 2023

-	Creatory, MoneyHero’s B2B business, revenue increased 47% year-over-year to US$13.7 million for the full year of 2023, contributing 17.0% of Group revenue, as compared to 13.7% in the prior year

-	Revenue from insurance products increased by 120% year-over-year to US$5.9 million for the full year of 2023, contributing 7.3% of Group revenue, as compared to 3.9% in the prior year

●	Adjusted EBITDA loss decreased to US$(6.8) million for the full year of 2023 from US$(15.6) million in the prior year. Adjusted EBITDA margin improved to (8.5)% for the full year of 2023 from (23.0)% in the prior year

●	Operating loss decreased to US$(30.0) million in the full year of 2023, from US$(41.0) million in the prior year. Operating loss for 2023 included significant transaction costs associated with the listing as well as certain write-offs of intangible assets which are further detailed in the Adjusted EBITDA reconciliation below

●	Loss for the full year 2023 of US$(172.6) million includes US$143.4 million in non-operating expenses associated with share-based payments to effect the merger with Bridgetown Holdings, finance costs and changes in fair value of financial instruments

●	In the fourth quarter of 2023, the Company repaid all interest-bearing borrowings, and settled warrant liabilities and other derivative financial instruments through the issuance of Class A shares in MoneyHero Limited

●	As of December 31, 2023, the Company had a debt-free balance sheet with US$68.6 million in cash and cash equivalents

Full Year 2023 Operational Highlights

●	Monthly Unique Users grew 12% year-over-year to 8.7 million for the full year of 2023 on the back of strong user growth in both Taiwan and the Philippines

●	MoneyHero Group Members, to whom we can provide more tailored product information and recommendations, grew 41% year-over-year to 5.3 million as of December 31, 2023 due to member growth across Singapore, Hong Kong, Taiwan and the Philippines

●	Approved Application volumes increased 60% year-over-year for the full year of 2023 to 636,000 driven by strong growth in the Company’s insurance products

Capital Structure

The table below summarizes the capital structure of the Company as of December 31, 2023:

Share Class	Issued and Outstanding
Class A Ordinary	25,280,667
Class B Ordinary	13,254,838
Preference Shares	3,466,820
Total Issued Shares	42,002,325
Employee Equity Options[1]	2,879,571
Total Issued and Issuable Shares[2]	44,881,896

[1]	Includes unexercised and exercised options, but not yet issued as of December 31, 2023.
[2]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of money.

Summary of financial / KPI performance	For the Three Months Ended December 31,		For the Year Ended December 31,
	2023	2022	2023	2022
	(US$ in thousands, unless otherwise noted)
Revenue	26,397	17,237	80,671	68,132
Adjusted EBITDA	(4,643)	(2,512)	(6,842)	(15,648)

Clicks (in thousands)	2,247	1,607	8,222	5,843
Applications (in thousands)	504	339	1,713	1,303
Approved Applications (in thousands)	204	110	636	397

Revenue breakdown	For the Three Months Ended December 31,				For the Year Ended December 31,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	12,111	45.9	6,259	36.3	32,070	39.8	23,468	34.4
Hong Kong	8,390	31.8	5,759	33.4	26,947	33.4	22,247	32.7
Taiwan	1,967	7.5	2,527	14.7	6,743	8.4	11,027	16.2
Philippines	3,887	14.7	2,376	13.8	14,169	17.6	9,858	14.5
Malaysia	43	0.2	338	2.0	738	0.9	1,282	1.9
Other Asia	(0)	(0.0)	(21)	(0.1)	4	0.0	250	0.3

Total Revenue	26,397	100.0	17,237	100.0	80,671	100.0	68,132	100.0

By Source:
Online financial comparison platforms	21,831	82.7	15,133	87.8	66,926	83.0	58,765	86.3
Creatory	4,566	17.3	2,104	12.2	13,746	17.0	9,368	13.7

Total Revenue	26,397	100.0	17,237	100.0	80,671	100.0	68,132	100.0

By Vertical:
Credit cards	19,976	75.7	12,203	70.8	60,258	74.7	49,430	72.6
Personal loans and mortgages	3,487	13.2	2,625	15.2	10,166	12.6	9,655	14.2
Insurance	1,928	7.3	935	5.4	5,853	7.3	2,662	3.9
Other verticals	1,006	3.8	1,474	8.6	4,394	5.4	6,385	9.3

Total Revenue	26,397	100.0	17,237	100.0	80,671	100.0	68,132	100.0

	For the Three Months Ended December 31,				For the Year Ended December 31,
	2023		2022		2023		2022
	(in millions, except for percentages)
Monthly Unique Users
Singapore	1.5	18.5%	1.8	22.9%	1.7	19.2%	1.7	21.2%
Hong Kong	1.1	13.8%	1.5	19.2%	1.4	15.9%	1.8	22.7%
Taiwan	2.0	24.9%	1.8	23.7%	2.4	28.0%	1.7	22.4%
Philippines	3.2	39.9%	2.4	30.5%	2.9	33.8%	2.3	29.3%
Malaysia	0.2	2.8%	0.3	3.7%	0.3	3.0%	0.3	4.3%
Total	8.1	100.0%	7.7	100.0%	8.7	100.0%	7.8	100.0%

Total Traffic
Singapore	4.2	13.6%	4.1	14.6%	16.3	12.6%	15.6	13.7%
Hong Kong	4.9	15.7%	6.4	23.1%	23.7	18.3%	30.6	26.9%
Taiwan	8.0	25.7%	7.2	26.0%	39.3	30.4%	27.3	24.0%
Philippines	13.1	42.3%	9.0	32.4%	46.2	35.7%	35.3	31.0%
Malaysia	0.9	2.8%	1.1	3.9%	3.9	3.0%	5.0	4.4%
Total	31.0	100.0%	27.8	100.0%	129.5	100.0%	113.7	100.0%

MoneyHero Group Members
Singapore	1.2	22.1%	0.9	23.3%	1.2	22.1%	0.9	23.3%
Hong Kong	0.7	13.0%	0.5	12.2%	0.7	13.0%	0.5	12.2%
Taiwan	0.3	4.8%	0.2	5.4%	0.3	4.8%	0.2	5.4%
Philippines	2.9	55.3%	1.9	51.8%	2.9	55.3%	1.9	51.8%
Malaysia	0.3	4.8%	0.3	7.2%	0.3	4.8%	0.3	7.2%
Total	5.3	100.0%	3.8	100.0%	5.3	100.0%	3.8	100.0%

Conference Call Details

The Company will host a conference call and webcast on Monday, April 29, 2024, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q4 2023 Earnings call can be accessed by registering at:

Webcast:  https://edge.media-server.com/mmc/p/imx3hnjm

Conference call: https://register.vevent.com/register/BIac979ca014d64018b55b9054336ae024

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently managed 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan , (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year/period and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets, equity-settled share option expense, other long-term employee benefits expense/(credit), employee severance expenses, transaction expenses, changes in fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange differences, net minus government subsidies which are mainly COVID-related. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2023	2022	2023	2022
	(US$ in thousands)
Loss for the period	(94,296)	(2,849)	(172,601)	(49,442)
Tax expenses/(credit)	3	6	63	(252)
Depreciation and amortization	3,563	1,478	7,165	4,789
Interest income	(679)	(19)	(873)	(28)
Finance costs	13,657	1,003	19,028	7,801

EBITDA	(77,752)	(380)	(147,217)	(37,132)

Non-cash items:
Changes in fair value of financial instruments	(123)	(134)	57,333	1,101
Impairment of goodwill	-	289	-	4,383
Impairment of other intangible assets	3,106	(53)	3,106	1,451
Equity settled share-based payment arising from employee share option scheme	5,653	7,983	6,629	14,431
Unrealized foreign exchange differences, net	(4,763)	(7,349)	(895)	3,389

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing	67,027	-	67,027	-
Equity settled share-based payment arising from professional services in relation to listing	500	-	500	-
Transaction expenses	1,739	638	6,643	1,139
Gain on derecognition of convertible loan and bridge loan	-	-	-	(135)
Equity-settled share-based payment expense arising from other fundraising activities	-	882	-	882

Other non-recurring items:
Government subsidies	(30)	(83)	(79)	(734)
Other long-term employee benefits expense/(credit)	-	(4,614)	110	(4,951)
Employee severance expenses	-	308	1	528

Adjusted EBITDA	(4,643)	(2,512)	(6,842)	(15,648)

Revenue	26,397	17,237	80,671	68,132
Adjusted EBITDA	(4,643)	(2,512)	(6,842)	(15,648)
Adjusted EBITDA Margin	(17.6)%	(14.6)%	(8.5)%	(23.0)%

Revision to Preliminary, Unaudited Financial Information in Prior Press Releases

On January 24, 2024, and April 3, 2024, the Company issued certain press releases (the “January 24 and April 3 Press Releases”) announcing certain preliminary, unaudited financial information for the fourth quarter and the fiscal year ended December 31, 2023, including the unaudited fiscal year 2023 enterprise-wide revenue growth and fourth quarter 2023 revenue growth and the corresponding revenue growth in the Singapore and Hong Kong markets.

The financial information included in the January 24 and April 3 Press Releases are unaudited and preliminary estimates that (i) represent the most current information available to management as of the date of the January 24 and April 3 Press Releases respectively, (ii) are subject to completion of financial closing and procedures that could result in significant changes to the estimated amounts, and (iii) do not present all information necessary for an understanding of the Company’s financial condition as of, and its results of operations for 2023. Accordingly, undue reliance should not be placed on such preliminary estimates set forth in the January 24 and April 3 Press Releases. Such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any registration statement or other document under the Securities Act of 1933.

On 23 April, 2024, the Board of Directors of the Company (the “Board”), based on the recommendations of the Audit Committee of the Board and management, concluded that such preliminary, unaudited 2023 financial information should be revised to reflect the finalized estimates for the Group’s cost to fulfil rewards accrued for users, including estimated cash incentives. Both the revenue and cost of revenue for 2023 is revised downward by US$2.9M. The revision did not have an impact on the net loss and adjusted EBITDA for 2023.

While these adjustments had an impact on the results of operations of the Company for the fourth quarter and the fiscal year ended December 31, 2023, they have no impact on the results of operation of the Company in prior years. The preliminary results for the fourth quarter and the fiscal year ended December 31, 2023 set forth in this earnings release reflect these adjustments.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Group operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2023, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com

Media: MoneyHero@gbpr.com

Consolidated Statements of Profit or Loss and Other Comprehensive (Loss)/Income

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2023	2022	2023	2022
	(US$ in thousands except for loss per share)
Revenue	26,397	17,237	80,671	68,132

Cost and expenses:
Cost of revenue	(17,601)	(8,120)	(43,930)	(33,881)
Advertising and marketing expenses	(5,111)	(3,246)	(16,245)	(16,473)
Technology costs	(4,451)	(1,876)	(9,522)	(6,554)
Employee benefit expenses	(10,536)	(9,081)	(24,931)	(34,290)
General, administrative and other operating expenses	(7,863)	(3,433)	(16,725)	(13,855)
Foreign exchange differences, net	4,802	7,164	657	(4,052)

Operating loss	(14,362)	(1,355)	(30,026)	(40,973)

Other income/(expenses):
Other income	631	(619)	878	182
Share-based payment on listing	(67,027)	-	(67,027)	-
Finance costs	(13,657)	(1,003)	(19,028)	(7,801)
Changes in fair value of financial instruments	123	134	(57,333)	(1,101)

Loss before tax	(94,293)	(2,843)	(172,538)	(49,694)
Income tax (expense)/credit	(3)	(6)	(63)	252
Loss for the period	(94,296)	(2,849)	(172,601)	(49,442)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(4,098)	(5,696)	(820)	3,088
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement (loss)/gains on defined benefit plan	(9)	(16)	(30)	42
Other comprehensive (loss)/income, net of tax	(4,107)	(5,711)	(850)	3,130

Total comprehensive loss, net of tax	(98,403)	(8,560)	(173,451)	(46,312)

Loss per share attributable to ordinary equity holders of the parent Basic and diluted	(2.8)	(2.2)	(17.9)	(102.4)

Consolidated Statements of Financial Position

	As of December 31,	As of December 31,
(US$ in thousands)	2023	2022

NON-CURRENT ASSETS
Other intangible assets	7,294	14,407
Property and equipment	190	294
Right-of-use assets	590	778
Deposits	26	129

Total non-current assets	8,100	15,608

CURRENT ASSETS
Accounts receivable	17,236	9,684
Contract assets	16,025	11,140
Prepayments, deposits and other receivables	4,855	3,524
Tax recoverable	-	22
Pledged bank deposits	189	196
Cash and cash equivalents	68,641	24,078

Total current assets	106,947	48,644

CURRENT LIABILITIES
Accounts payable	23,840	16,654
Other payables and accruals	9,382	6,553
Convertible loans	-	-
Interest-bearing borrowings	-	-
Other derivative financial instruments	-	2,796
Warrant liabilities	1,840	12,449
Lease liabilities	575	493
Provisions	72	66

Total current liabilities	35,708	39,011

NET CURRENT ASSETS	71,239	9,633
TOTAL ASSETS LESS CURRENT LIABILITIES	79,339	25,241

NON-CURRENT LIABILITIES
Lease liabilities	31	293
Other payables	-	209
Interest-bearing borrowings	-	8,745
Deferred tax liabilities	29	36
Provisions	194	136

Total non-current liabilities	255	9,419

Net assets	79,084	15,822

EQUITY
Issued capital	4	2
Reserves	79,080	15,820

Total equity	79,084	15,822